Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Nine months ended September 30, 2007	Year Ended December 31
		2006	2005	2004	2003	2002
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$928	$928	$856	$914	$723	$(152)
Plus:
Fixed charges exclusive of capitalized interest	106	130	122	125	145	163
Amortization of capitalized interest	6	8	9	10	10	11
Adjustments for equity affiliates	20	16	19	5	2	4

Total	$1,060	$1,082	$1,006	$1,054	$880	$26

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$67	$83	$81	$90	$107	$128
Rentals – portion representative of interest	39	47	41	35	38	35

Fixed charges exclusive of capitalized interest	106	130	122	125	145	163
Capitalized interest	9	7	5	3	3	5

Total	$115	$137	$127	$128	$148	$168

Ratio of earnings to fixed charges	9.2	7.9	7.9	8.2	5.9	—

Deficiency of earnings to fixed charges	$—	$—	$—	$—	$—	$(142)

The financial information of all prior periods has been reclassified to reflect discontinued operations.